

January 11, 2024

Shuo Shi
Chief Executive and Operations Officer
WiMi Hologram Cloud Inc.
Room #2002, Building A, Wentley Center
1st West Dawang Road, Chaoyang District
Beijing, The People's Republic of China, 100020

  Re: WiMi Hologram Cloud Inc.
   Form 20-F for the Fiscal Year Ended December 31, 2022
   Response dated December 14, 2023
   File No. 001-39257

Dear Shuo Shi:

  We have reviewed your December 14, 2023 response to our comment letter and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 30, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 18. Financial Statements
Note 13. Goodwill, page F-50

1. We note your response to prior comments 1 and 2. Please address the following as it relates to your fiscal 2022 goodwill impairment analysis:
   - Tell us if the 2023 forecasted revenues used in your goodwill impairment analysis for Shenzhen Yidian and Shenzhen Yitian were consistent with your internal budgeted and/or forecasted revenues for 2023.
   - Tell us what your actual revenue growth rates were for Shenzhen Yidian and Shenzhen Yitian for fiscal 2023. To the extent revenues did not meet the 200% and 707% growth rates assumed for Shenzhen Yidian and Shenzhen Yitian, respectively, explain in detail how that will impact the forecasts used in your fiscal 2023 goodwill

evaluation.
- Explain further the basis for your long-term growth rates, particularly since your historical growth rates do not appear to support such assumptions.
- Explain to us management's role in determining the growth assumptions used in your analysis. In this regard, you appear to indicate that rate projections included in your response were extracted from a forecast provided by your appraisal firm.
- Clarify what other specific risk factors were considered in determining the discount rate premium (i.e. industry specific premium risk, country specific risk premium, etc.).

2. You state in your response to prior comment 1 that the company has received offers to purchase Shenzhen Yitian and Shenzhen Yidian. Please provide more information regarding such offers. For example, tell us whether these were bona fide offers, when they were made, whether they were from unrelated third parties, the amount and terms of such offers and the reason for such offers, etc.

3. In your response to comment 2 you indicate that the growth rate projections for fiscal 2024 are subject to greater uncertainties as the growth of Shenzhen Yidian and Shenzhen Yitian are beginning to stagnate. Please tell us how this will impact the growth rate projections used in your December 31, 2023 goodwill evaluation and, if available, what growth rate projections you will use in your 2023 goodwill evaluation.

4. You indicate in your response to comment 1 that in future filings you will update your impairment analysis and "make appropriate adjustments to goodwill." Further, your response to comment 2 states that goodwill will face impairment risk in 2024 and such risks will be disclosed to your shareholders. Tell us if you have performed your goodwill impairment analysis as of December 31, 2023 and, if so, how your impairment analysis has changed based on 2023 actual results and greater uncertainties related to growth rate projections for 2024. To the extent that there will be remaining goodwill balances at risk for impairment, provide us with your draft disclosures for each reporting unit that is at risk for impairment.

Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jacen Chen